EXHIBIT 10.8

                                LETTER AGREEMENT

                            TEREX ENERGY CORPORATION
                               520 Zang St. #2505
                           Broomfield, Colorado 80021
                              Tel: (303) 956-0226

                                LETTER AGREEMENT
                                ----------------

July 2, 2014

The Parties to this agreement are:

1) RV Borchert Turst (Borchert) - Oil Producer PO Box 467, Sidney, NE 69162-0467, and

2)       Terex Energy Corporation (Terex) - 520 Zang St., #250,  Broomfield,  CO
         80021

The parties hereto agree to the following:

1) Borchert will take oil and gas leases covering Sec. 15 (A11) - T12N-R56W Kimball, County Nebraska.

2) Borchert agrees to assign Terex 100% of all rights specific to the Miller 1-155 well, in the SWNW Sec 15, T12N-R56W (40 acres), with a 1/8th royalty lease (No additional burdens attached).

3) Borchert will be allowed to drill any 40 acre location in section 15 other than the SWNW 40; each well drilled will hold the 40 acre drillsite spacing unit associated with that well.

4) When Borchert is finished with its' drilling program being intial test and development offsets immediately adjacent to the initial test well 40 acres, Terex will be allowed to drill any remaining undrilled 40 acre locations in section 15.

5) Borchert and Terex will mutually share all geologic information obtained during operations by either party.

6) Both parties agree that each has the opportunity to participate in each others projects in an amount determined by mutual consent.

/s/ Allen Heim                                  /s/ R.V. Borchert Trust
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Terex Energy Corporation                        R.V. Borchert Trust
Allen Heim - VP Operations                      R.V. Borchert